Exhibit 99.1

Baozun Announces Shareholder Resolutions Adopted at 2016 Annual General Meeting

SHANGHAI, CHINA – September 6, 2016 – Baozun Inc. (NASDAQ: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce solutions provider in China, today announced that the following shareholder resolutions were adopted and passed at its annual general meeting of shareholders held on September 6, 2016 in Shanghai, China.

Baozun's shareholders adopted and passed the following ordinary resolutions proposed by the Company:

1.	Re-election of Mr. Steve Hsien-Chieng Hsia as a director of the Company;

2.	Re-election of Mr. Benjamin Changqing Ye as a director of the Company;

3.	Authorization of each of the directors of the Company to take any and every action that might be necessary to effect the foregoing resolutions 1 to 2 as such director, in his or her absolute discretion, thinks fit.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com